UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                  FORM 3

                                                   OMB APPROVAL
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                                     OMB Number....................3235-0104
                                     Expires: .............December 31, 2001
                                     Estimated average
                                       burden hours per
                                       response..........................0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934,Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.   Name and Address of Reporting Person*

     Jayhawk Institutional Partners, L.P.
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     (Last)                      (First)                    (Middle)

     8201 Mission Road, Suite 110
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                                 (Street)

     Prairie Village               KS                       66208
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     (City)                      (State)                    (Zip)
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2.   Date of Event Requiring Statement (Month/Day/Year)

     07/07/00
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

 LSB Industries, Inc.              ("LSB" and "LSB PRC")
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5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

               Director                  X      10% Owner
     ---------                       ---------
               Officer (give title              Other (specify below)
     --------- below)                ---------

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing (Check Applicable Line)

        X      Form filed by One Reporting Person
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               Form filed by More than One Reporting Person
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
                                     Table I -- Non-Derivative Securities Beneficially Owned


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1. Title of Security (Instr. 4)                  2. Amount of Securities      3. Ownership Form:   4. Nature of Indirect
                                                    Beneficially Owned           Direct (D) or        Beneficial Ownership
                                                    (Instr. 4)                   Indirect (I)         (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock, par value $0.10 per share                    911,000                     D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                                                                            (Over)

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FORM 3 (continued)

                                       Table II -- Derivative Securities Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative   2. Date Exercisable and     3.   Title and Amount of      4. Conversion    5. Ownership       6. Nature of
   Security (Instr. 4)      Expiration Date               Securities Underlying       or Exercise      Form of            Indirect
                          (Month/Day/Year)               Derivative Security         Price of         Derivative         Beneficial
                                                         (Instr. 4)                  Derivative       Security:          Ownership
                        --------------------------  ----------------------------     Security         Direct (D)         (Instr. 5)
                                                                       Amount or                      or Indirect
                             Date      Expiration                      Number of                     (I) (Instr. 5)
                          Exercisable     Date           Title          Shares
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$3.25 Convertible                                     Common Stock      433,766     4.329 (FN2)           D
Exchangeable Class C                                     (FN1)
Preferred Stock, Series
2
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Explanation of Responses:
(1)  Common Stock, par value $0.10 per share, of LSB Industries, Inc.
(2)    Jayhawk  Institutional  Partners,  L.P.  owns  100,200  shares  of  $3.25
Convertible Exchangeable Class C Preferred Stock,
     Series 2; each such share is convertible into 4.329 shares of Common Stock.

Jayhawk Institutional Partners, L.P.                             8/9/00
By:  Jayhawk Capital Management, L.L.C., its general partner     ------------------------------
                                                                 Date
By:  /S/ Kent C. McCarthy
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     Kent C. McCarthy, Manager



**Intentional  misstatements or omissions of facts constitute  Federal  Criminal
Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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